Exhibit 12.1

HUGHES SATELLITE SYSTEMS CORPORATION
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income (loss) before income taxes	$195,480	$211,348	$142,677	$(70,348)	$(23,121)
Equity in earnings of affiliate	(9,444)	(8,502)	(5,121)	(4,288)	(2,540)
Interest expense, net of amounts capitalized	187,198	169,150	191,258	197,062	153,955
Amortization of ESS capitalized interest (estimate)	526	2,023	3,668	4,116	3,716
Amortization of Jupiter I capitalized interest (estimate)	5,732	5,732	5,732	5,732	1,433
Amortization of Spaceway capitalized interest (estimate)	1,348	1,400	1,286	1,295	1,321
Interest component of rent expense (1)	676	685	674	727	723
Earnings before fixed charges	$381,516	$381,836	$340,174	$134,296	$135,487
Fixed Charges:
Interest expense (net of amounts capitalized)	187,198	169,150	191,258	197,062	153,955
Capitalized interest	30,202	15,852	2,168	—	45,058
Interest component of rent expense (1)	676	685	674	727	723
Total fixed charges	$218,076	$185,687	$194,100	$197,789	$199,736
Ratio of earnings to fixed charges	1.75	2.06	1.75	—	—
Deficiency of available earnings to fixed charges	$—	$—	$—	$(63,493)	$(64,249)

(1)
The interest component of rent expense has been estimated by taking the difference between our gross rent expense and the net present value of our rent expense using the weighted average cost of debt during each respective period.